EXHIBIT 24
CONFIRMING STATEMENT
This statement confirms that the undersigned, Michelle M. Molin, has authorized and designated
Matthew R. Middendorf to execute and file on the undersigned's behalf all Forms 3, 4 and 5
(including any amendments thereto) that the undersigned may be required to file with the U.S.
Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Arcadia Resources, Inc.  The authority of Matthew R. Middendorf under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4 and 5 with regard to his ownership of or transactions in securities of Arcadia Resources, Inc., unless earlier revoked in writing.  The undersigned acknowledges that Matthew R. Middendorf is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities
Exchange Act of 1934.
Dated:  April 8, 2008

/s/ Michelle M. Molin
Michelle M. Molin